UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 5)
Under the Securities Exchange Act of 1934
Liberty All-Star Growth Fund, Inc. (ASG)
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
529900102
(CUSIP Number)
DST Systems, Inc. Attn: DST Corporate Secretary 333 W. 11th Street, 5th Floor Kansas City, MO 64105 (816) 435-1000	Brian D. McCabe Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 529900102

(1)	NAME OF REPORTING PERSON: DST Systems, Inc. I.R.S. Identification No. 43-1581814
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,879,336
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 2,879,336
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,336
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
(14)	TYPE OF REPORTING PERSON CO

Cusip No. 529900102

(1)	NAME OF REPORTING PERSON: West Side Investment Management, Inc. I.R.S. Identification No. 20-3477185
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,879,336
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 2,879,336
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,336
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
(14)	TYPE OF REPORTING PERSON CO

Cusip No. 529900102
AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2011, as amended by Amendment No. 1 thereto filed on November 23, 2011, Amendment No. 2 thereto filed on December 15, 2011, Amendment No. 3 thereto filed on December 29, 2011, and Amendment No. 4 thereto filed on December 24, 2014 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of Issuer (a) through (c)

Since Amendment No. 4 to the Schedule 13D, DST Systems has received the following Common Stock dividend from the Fund:

Date of Transaction	Shares of Common Stock	Type of Transaction
03/09/15	45,263	Dividend

On March 14, 2016 West Side Investment Management, Inc. ("West Side") made a charitable donation of 125,000 shares of Common Stock to The Greater Kansas City Community Foundation for no consideration.

Following this donation, West Side is the beneficial owner of 2,879,336 shares of Common Stock, representing an aggregate beneficial ownership of approximately 11.2% of the Fund’s total outstanding Common Stock, based on 25,607,126 shares of Common Stock outstanding as of March 2, 2016, as disclosed by the Fund to the Reporting Person.  Such securities may be deemed to be indirectly beneficially owned by DST Systems by virtue of the fact that West Side is a wholly owned subsidiary of and is controlled by DST Systems.

Cusip No. 529900102

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED:  March 14, 2016

DST Systems, Inc.
By:	/s/ Gregg Wm. Givens
Name: Gregg Wm. Givens Title: Senior Vice President, Chief Financial Officer and Treasurer
West Side Investment Management, Inc.
By:	/s/ Timothy W. Bahr
Name: Timothy W. Bahr Title: Secretary and Treasurer